

November 21, 2012

<u>Via E-mail</u>
Lisa Nelson
President and Chief Executive Officer
ML Capital Group, Inc.
16810 East Avenue of the Fountains, Suite 120
Fountain Hills, AZ 85268

> **Re: ML Capital Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 29, 2012**
> **File No. 333-184636**

Dear Ms. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

2.   Revise to move the Table of Contents to either inside the front or inside the back page of the Prospectus.

3.   Your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C through the selling shareholders who appear to be underwriters under the Securities Act.   Because ML Capital does not qualify to conduct an offering "at the market," please revise the terms of your offering to

provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   We note that you make various promotional statements about your Company and business relationships. Examples include:
   • "[W]e have formed a large network of business relationships with independent consultants and other professionals engaged in various disciplines that will enable us to assist client companies with a myriad of business needs…." (page 4);
   • "[W]e provide companies at all stages of development with financial and strategic consulting services to improve efficiency and enable growth and stability that results in increased sales and profitability." (page 4);
   • "We believe that our compensation /reward structure will enable us to attract the very top talent in our industry." (page 26);
   • "[W]e will develop and maintain our expertise by hiring and training the most proficient business and management personnel available." (page 26);
   • "The Company expects to create alliances and relationships with industry-participating product vendors, service providers, law firms, accounting firms, and marketing agencies." (page 27); and
   • "The Company believes that it will create or attract a direct sales force that will focus exclusively on the sale of its services." (page 27).

Please revise your disclosure to provide a factual basis for these statements.
Unless you have demonstrable proof of a statement concerning what the Company can do or is capable of, you should not make such statements. You may state your objectives and/or goals but not your beliefs or expectations unless you have a basis for such beliefs or expectations. Please revise throughout.

Form S-1 Cover Page

6.   We note that you did not check the box on the cover page of the registration statement indicating that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. Please revise to check this box or provide your analysis supporting the determination that the securities are not to be offered pursuant to Rule 415.

Prospectus Cover Page

7.   On the prospectus cover page, and throughout the prospectus, you make reference to getting the Company's shares listed on the OTC Bulletin Board. Wherever such disclosure is provided, additional disclosure should be provided to the effect that there can be no assurances that the Company will be approved for listing on the OTC Bulletin Board. We note, for example, the language in the penultimate paragraph on page 5 of the prospectus. Please revise your disclosure as appropriate.

8.   Here and in Prospectus Summary section, you refer to risk factors beginning on page 9. Please correct the page number.

Risk Factors

We have virtually no financial resources, page 7
Because we have only recently commenced business operations…, page 8

9.   We note your statements that the Company has generated "nominal revenues." Please revise the narrative of both captions to indicate that the Company has incurred net losses since inception. In addition, in the first narrative, provide the details of the working capital assets, e.g., cash of $x and prepaid expenses of $x which are prepaid consultant expenses being amortized over 5 years.

Because we are not subject to compliance with rules…, page 16

10.   The third paragraph of this risk factor indicates that the Company has one director. Please reconcile this with your disclosure on page 29, which indicates that the Company has three directors.

Selling Stockholders, page 18

11.   With regard to the selling stockholders, supplementally provide the staff with a list and next to each tell us whether the shares were purchased for cash or received for services. For those received for services, provide details of the services provided or to be provided.

Business, page 25

General

12.   The Business section appears to mainly focus on what the Company intends to do in the future. Please revise to disclose in greater detail your current and immediate activities. Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations. See Item 101(a)(2)(iii)(B)(1) thru (5) of Regulation S-K.

Principal Services and Markets, page 26

13.   We note your statement that your "business consists of providing consulting services to both public and private companies…." You also state that you "work with companies that are interested in buying or selling assets or businesses" and that you "provide companies at all stages of development with financial and strategic consulting services…." Please reconcile these statements with the disclosure in the first risk factor on page 8 that all your efforts to date have related to developing a business plan and beginning business activities. As appropriate, please clarify whether your services are currently provided or will be provided in the near future. Your disclosure should be reconciled and revised as necessary throughout the prospectus.

14.   Please tell us whether ML Capital has entered into any consulting service contracts or arrangements with any public or private companies. If so, please disclose the material terms and conditions of any such contracts or arrangements.

Employees, page 28

15.   In the first risk factor on page 9, you state that you will need to hire and retain qualified employees to further implement your strategy. Please disclose whether you have any current intentions of hiring additional employees. If you are unable to hire additional employees, either for financial or other reasons, please discuss, in an appropriate section of the registration statement, how you intend, if at all, to implement your business plan.

Directors, Executive Officers, Promoters and Control Persons, page 28

16.   Please revise to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each of Ms. Nelson, Mr. Yates and Mr. Lopez should serve as a director. Refer to Item 401(e) of Regulation S-K.

17.   Please revise to include the information required by Item 407(a) of Regulation S-K regarding director independence.

Executive Compensation

Summary Compensation Table, page 32

18.   Please revise to disclose all assumptions made in the valuation of awards in the stock and option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. Refer to Item 402(n)(2)(v) and (vi) and Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

<u>Principal Stockholders, page 33</u>

19.   Please revise the ownership table to provide information regarding the principal
        stockholders and management as of the most recent practicable date, rather than as of
        December 31, 2011. Refer to Item 403 of Regulation S-K. Please also reconcile the
        number of officers and directors listed in this table with your disclosure on page 29.

<u>Certain Relationships and Related Transactions, page 34</u>

20.   Identify any promoter of the Company, and disclose the Company's transactions with any
        promoter. Refer to Item 404(c) of Regulation S-K.

21.   Revise the second paragraph of this section to disclose the material terms and conditions
        of the transaction(s) between the Company and TEN Associates LLC.

<u>Financial Statements for the Period Ended June 30, 2012</u>

22.   Please revise your next amendment to include a Statement of Changes in Stockholders'
        Equity (Deficit) for the most recent unaudited period from inception.

<u>Table of Contents</u>

23.   We note that the table of contents for the base prospectus does not list the page numbers
        of the various sections or subdivisions of the prospectus in numerical order. Please revise
        as appropriate. Also revise the table of contents such that the page numbers and
        subheadings correspond correctly with the base prospectus.

<u>Item 15. Recent Sales of Unregistered Securities, page 46</u>

24.   Please file the contracts or agreements (e.g., agreement(s) for legal services, consulting
        agreements, etc.) pursuant to which you issued unregistered securities as exhibits to the
        registration statement. Alternatively, tell us why you do not consider these documents to
        be material.

25.   Revise this section to disclose, for each transaction, the facts relied upon to make the
        relevant exemption available. Refer to Item 701(d) of Regulation S-K.

<u>Exhibits</u>

<u>General</u>

26.   File a specimen of the common stock as an exhibit to the registration statement.

Exhibit 5.1: Legal Opinion

27.   The first paragraph states that counsel has been requested to furnish an opinion covering "a maximum of 12,819,404 shares of ML Capital common stock, par value $.0001, which *will be offered* by ML Capital [Italics added]." Since this is a secondary offering (not a primary offering), please revise as appropriate.

Exhibit 10.2: Written Agreement

28.   In the first risk factor on page 10, you disclose that you have entered into a written agreement with Ms. Nelson, which you indicate has been filed as Exhibit 10.2 to the registration statement. We are unable to locate this exhibit. Please file this agreement as an exhibit with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Jeffrey M. Quick, Esq.